                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                          Commission File Number      001-7062
                                                                   -------------

                           NOTIFICATION OF LATE FILING

   (Check One):   X Form 10-K       Form 11-K       Form 20-F       Form 10-Q
                 ---             ---             ---             ---
   Form N-SAR
---
                  For Period Ended: January 31, 2000
                                   ---------------------------------------------
    Transition Report on Form 10-K             Transition Report on Form 10-Q
---                                        ---
    Transition Report on Form 20-F             Transition Report on Form N-SAR
---                                        ---
    Transition Report on Form 11-K
---
                  For the Transition Period Ended:
                                                  ------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        INNSUITES HOSPITALITY TRUST
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)
           INNSUITES HOTELS CENTRE, 1625 E. NORTHERN AVENUE, SUITE 201
--------------------------------------------------------------------------------

City, state and zip code        PHOENIX, AZ 85020
                         -------------------------------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
              (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof will be filed on or before the 15th calendar day
                     following the prescribed due date,
 X                   or the subject quarterly report or transition report on
---                  Form 10-Q, or portion thereof will be filed on or before
                     the fifth calendar day following the prescribed due date;
                     and
              (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      SEE ATTACHED SHEET.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

    James B. Aronoff, Esq.                    (216)             566-5504
--------------------------------------------------------------------------------
            (Name)                         (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            X  Yes      No
                                                           ---      ---

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            X  Yes      No
                                                           ---      ---

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           INNSUITES HOSPITALITY TRUST
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    May 1, 2000               By /s/ Anthony B. Waters
    -----------------                -------------------------------------------
                                     Anthony B. Waters, Chief Financial Officer
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PART III

The Trust respectfully represents that due to asset valuation issues associated with its annual audit, the Trust is unable to timely file its Annual Report on Form 10-K for the fiscal year ending January 31, 2000 without unreasonable effort or expense prior to the May 1, 2000 due date.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Trust's principal independent auditors confirming the reasons for the above described delay.

The Trust represents that its Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of May 1, 2000.


PART IV (3)

The Trust's financial results for the fiscal year ended January 31, 2000 are anticipated to decline as compared to those reported on its Annual Report on Form 10-K for the fiscal year ended January 31, 1999. The Trust currently estimates that Net Loss Applicable To Common Shares will increase from $(193,071) to $(874,000) for the fiscal years ended January 31, 1999 and 2000, respectively, and Loss Per Share will increase from $(.10) to $(.37) for the same respective periods. The decline in the financial performance of the Trust is due to charges to earnings resulting from a write-off for uncollectible rent receivable and charging to expense previously capitalized public offering costs in the amount of approximately $685,000 and $225,000, respectively, net of minority interest.
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May 1, 2000

Securities and Exchange Commission
Washington, D.C. 20549



Re: Commission File Number 001-7062


Dear Sirs:

We have read the applicable section of the Form 12b-25 of InnSuites Hospitality Trust and are in agreement with the statements made therein.


/s/ KPMG LLP